The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 FEB -6 AM 8:05

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.


02002972

By Airmail

26th October, 2001.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th October 2001, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 26th October 2001, confirming that Government of Singapore Investment Corporation Pte Ltd has decreased its interests in EMI Group plc Ordinary Shares of 14p each to 36,006,827 shares, being 4.57% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dw 2/6

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

26th October, 2001.

AVS Security No: 586540

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Government of Singapore Investment Corporation Pte Ltd, in a fax dated 26th October 2001, that its interest in EMI Group plc Ordinary Shares of 14p each, as at the close of business on 25th October 2001, had decreased to 36,006,827 shares, being 4.57% of the shares in issue. We are advised that the beneficial interests in the said shares are held as set out below:

REGISTERED HOLDER	HOLDING
Board of Commissioners of Currency, Singapore	1,616,545
Government of Singapore	25,258,085
Monetary Authority of Singapore	9,132,197

Yours faithfully,



C. L. CHRISTIAN
Deputy Secretary